Exhibit 2
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FOR IMMEDIATE RELEASE                                              1 August 2008


                              WPP Group plc ("WPP")

                            Voting rights and Capital


WPP confirms that its capital consists of 1,174,305,435 ordinary shares with voting rights.

WPP holds 2,000,000 of its ordinary shares in Treasury. Therefore, the total number of voting rights in WPP is 1,172,305,435 . The figure of 1,172,305,435 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.


Contact:
Feona McEwan, WPP                                          T +44 (0)20 7408 2204
www.wpp.com
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